FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

Weekly questions for week ending 6/3
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

Operations

I hear that we’re being bought by Alaska Airlines. Is this true?

Citing “someone close to the industry,” media reports are swirling with news of an Alaska buy-out of America West. With 600 million-or-so passengers traveling in the U.S. every year, any one of those could be considered “close to the industry.”

Not to make light of this, but these types of stories are to be expected. And our response to any questions like this must be that we do not comment. Employees should know that over the next 45 days or longer, there will be many rumors in the marketplace about this proposed merger. Some will involve airlines wanting to buy US Airways’ assets or US Airways, or even America West. We just have to take the high road, get out our “no comment” recordings and keep running a great airline.

In this particular case, Alaska was quick to respond publicly, saying, “We have no current plans to become involved in a transaction with America West or US Airways and have not spoken with the investor mentioned in the original news story reporting this rumor.”

What is the status of the CASS system at America West? And how does the proposed merger affect the system?

We are still working to implement the CASS system, which will allow our pilots to ride on the flight deck jumpseat of other airlines. CASS implementation may also open up international jumpseating, and may offer overall streamlining of our jumpseat process. The proposed merger does not impact the rollout of the program and we are still aiming to have CASS in place by October.

Some cities such as BOS and FLL have been described as “Focus Cities.” Can you describe what that means?

These cities will have more traffic going in and out compared to regular cities, but less traffic than a primary hub such as Phoenix or Charlotte or a secondary hub like Las Vegas.

US Airways operates hourly shuttle service between BOS/DCA/LGA. Will these flights be held to the same profitability standards as other service? Frequency is probably among the biggest selling points, and I could see service reductions hurting customer loyalty.

We don’t anticipate making any immediate changes to the route network and we’ll carefully weigh the pros and cons of any changes going forward. We realize the value that the East Coast shuttle service brings to business travelers and we’ll obviously take that into consideration as we merge our operations.

In this early stage, we have yet to iron out all the details including changes to the operation and a final route network. We realize those questions are on everyone’s mind, so we’ll continue to communicate with employees as decisions are made.

Weekly questions for week ending 6/3
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

What will be the leading issue that determines where the Flight Center will be located?

Much like the decision to keep the headquarters in Tempe, the location of the combined flight center facility will be determined by several factors. When it’s time to make that decision, both companies will look at what’s best financially for the combined company, what makes the most sense operationally, and what existing or future facility could house additional personnel. We’ll keep employees updated as we learn more.

I know that a decision has not yet been made where the new airline’s SOC will be located; I also know that US Airways SOC is currently located in Pittsburgh. However, I have heard that before the merger announcement, US Airways was planning a new SOC facility in Charlotte. Is this true?

US Airways reports that they had no plans to open an SOC facility in Charlotte. Their version of our SOC (which is actually called Operational Control Center — or OCC) is located in Pittsburgh and will remain there while we’re operating under separate operating certificates.

What are the company’s plans for the Vacation Desk? I know that Mark Travel is running the vacations dept at US Airways currently. I have heard a rumor that when the merger takes place we will be taken over by Mark Travel. Would this be a true statement?

Mark Travel does operate US Airways’ vacation product; however at this stage, we do not plan to start outsourcing America West Vacations. AWV will remain as is — since we’ll continue operating as separate companies for some time — and if we make changes to the two companies’ respective vacation products, we’ll communicate the information to employees.

What is the future of the US Airways’ existing Embraer 170 order?

US Airways reports that they anticipate selling the EMB-170 aircraft. However, they (like us) are still determining details on the operation. If we learn more from them, we’ll report back to employees.

Has America West’s fleet return plan changed? I thought we were going to return 8 Airbus and 2 Boeing aircraft, but more recently, I saw different numbers.

There are two issues here so let us clarify. First, we have aircraft returns to the lessor, and secondly, we have the deferral of future aircraft deliveries from Airbus. And it’s probably a good idea to preface all of this with a note that all of these items are still subject to change, very fluid, and being negotiated.

On the aircraft return issue, without the merger, we would likely plan to return seven aircraft (4 737s and 3 A320s). In the scenario where the merger closes, we would likely return 10 (6 737s and 4 A320s). Since negotiations on either scenario are not complete, this is subject to change.

In the area of deferrals, even if the merger does not close, America West is negotiating the deferral of some future Airbus deliveries. The tentative plan is to defer the last 11 Airbus deliveries (after the Feb. 2006 delivery), pushing those planes from March 2006 to March 2009. In other words, the delivery schedule stays the same for those 11 aircraft, but they don’t start coming into the fleet until March 2009 instead of March 2006.

Again, this is the tentative plan today and could very well change.

Will the entire fleet eventually have all-leather seating, like what we’ve recently begun installing?

Our plan with the leather seating is to install it on new aircraft, but not to retro-fit the existing fleet with leather. We’re still in the process of making decisions on the new airline’s brand — including the livery and interiors of our aircraft. Once decisions are made, we’ll let employees know.

Weekly questions for week ending 6/3
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

Labor Relations & Unions

There are a lot of unknowns about US Airways’ vs. AWA’s “support” operations. The job that I do now is on the second floor of the hangar. Will it transfer over to the “new” airline?

We have not yet determined which of our employee groups may need to be reduced in size, but as soon as that determination is made, we will share it with you. We know that not having this information causes anxiety for all of our employees, but we simply do not have the answer to your questions at this time.

The bottom line is that we are committed to treating all employees fairly, and we will do everything possible to make the merger as smooth and painless as possible for our employees. The end goal is to create a more stable airline that provides employees with increased job security and long-term stability.

We’re committed to providing ongoing and consistent updates about the impact a merger will have on your work group, reporting structure, and work location as soon as it is available.

What will happen to load planning?

As is the case with the support operations question above, we do not know whether one work group will be more or less likely to see an adjustment in staffing levels. We will share information regarding the impact the merger will have on specific work groups just as soon as that information is available.

What is the percentage of part-time employees at America West and US Airways?

At America West, the percentage is about 29. We’ve not yet been able to get a figure from US Airways, but we’ll include it in next week’s FAQs if possible.

What are the Allegheny Mohawk Labor Protection Provisions?

The Allegheny Mohawk Labor Protection Provisions (LPPs) were imposed by the Civil Aeronautics Board (CAB) as a condition of the Allegheny/Mohawk merger in the early 1970s. They continue to stand today and are generally considered to set the standard for LPPs in the airline industry in an acquisition in which employee groups are merged.

The Allegheny Mohawk LPPs guarantee:

•	Affected employees a fair and equitable seniority integration;

•	A four-year displacement allowance should the merger cause them a loss of income any time during the first three years of the merger;

•	A dismissal allowance should they lose their job; and

•	A moving allowance and a home purchase guarantee.

Doug Parker and Bruce Lakefield (US Airways’ CEO) referenced Allegheny Mohawk in their recent Joint Statement of Labor Principles, which is posted on the merger section of Compass. Speaking about the uncertainty surrounding unionized employees’ integration and job security, they said, “Our labor contracts contain different provisions governing how seniority lists will be integrated, and depending on your specific contract, provide for integration in accordance with a particular union’s merger policy or certain Allegheny Mohawk seniority integration provisions. We will honor those contractual commitments, and the ultimate outcome of seniority integration will be determined by your collective bargaining representatives as dictated by your contracts.” (See next question for additional information on Doug and Bruce’s joint statement.)

Weekly questions for week ending 6/3
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

Was any consideration given to protecting the AWA workforce by making relative seniority integration a condition of the merger?

Yes, however, given the economic realities of our industry, we believe that this merger is the best way to ensure jobs are saved. Making seniority integration a condition could put undue risk on a transaction that requires a lot of external support. For example, would investors be as willing to invest in a transaction that had a condition like seniority integration as a risk factor? The answer, unfortunately, is likely no. At the end of the day, even though flights are full, passengers are paying a lot less than they used to, and when factored in with the ongoing high price of fuel, we need to take action now to ensure all of our jobs are here in the future.

Doug and US Airways CEO Bruce Lakefield both carefully considered each airline’s employees in the seniority integration talks and drafted a public letter that addresses their plan for combining the two workforces. The letter doesn’t spell out the process, but it discusses their joint philosophy and commitment to integrating employees in a way that is fair to both employee groups. The letter is posted on the merger section of awaCompass.com.

Does US Airways have any employee group (non-management) that is NOT represented by a union?

No. More than 90 percent of their workforce is unionized.

How is the merger affecting the negotiations with the Teamsters Union who now represent CSRs?

Contract negotiations will continue pending approval of the merger. If/when the merger is approved in the September/October timeframe, we’ll know more about how we move forward with our represented employees’ contracts.

As a current non-represented employee, how would we be integrated into a union job if one’s current job turns out to be one covered by a union?

In the case where one airline’s group is not unionized, and the other airline’s corresponding group is, the National Mediation Board (NMB) gets involved to determine whether or not the non-represented group would be accreted into the unionized group. This will be handled on a case-by-case basis, so at this point, we don’t know specifics for our America West employees who believe themselves to be in this situation. When we have more definitive answers regarding integration for union and non-union work groups, we will provide an update.

Since AWA and US Airways will operate separately for 2 to 3 years, does this mean we won’t integrate seniority for this time frame as well? Can we negotiate “fence agreements” (which protect you in your base) for up to three years?

The company will be open to negotiating fence agreements, just as we did in the proposed ATA merger. (Fence agreements put an imaginary “fence” around each base to prevent crewmember displacements.)

On the seniority integration process, some operational groups will remain separate for some time, since we have to continue running two separate airlines. Many administrative functions will merge early but we don’t have an exact timeline, so we aren’t able to say what employee groups will integrate sooner than the two-year mark.

Weekly questions for week ending 6/3
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

Benefits & Pay

Will we receive a raise after the merger?

We will remain separate airlines for some time and, during this period your pay will be pursuant to America West policy or an applicable collective bargaining agreement. Wages following integration of any of our represented groups with US Airways’ parallel group will be determined by the applicable collective bargaining agreement. For non-represented groups, we are too early in the process to be able to advise you on the impact a merger will have on pay rates.

What are the expected retirement minimums for non-union employees to receive flight benefits, etc.? For example at America West, with 10 years of service, employees can retire at age 50.

Until the merger’s approval, all benefits will remain status quo. Right now we’re in the process of reviewing the retirement policies of both airlines and crafting one new policy for the combined company. While we don’t know an exact answer to your question just yet, we can assure you that we are keeping in mind the best interests of both sets of employees and retirees. We should have some definite answers within a few weeks and will communicate it to all our employees and retirees at that time.

Weekly questions for week ending 6/3
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

General

Currently our credit union operates as Continental Federal Credit Union. We will still have the credit union available to us? Will it become US Airways Federal Credit Union or will we still have use of it as Continental Federal Credit Union?

No decision regarding the America West employee credit union has been made at this time. Also, on the US Airways side, they no longer have a dedicated employee credit union.

Media reports indicate that the bankruptcy court may decide “...whether to allow other bidders to submit rival reorganization plans for US Airways.” What will it do to our merger timeline? Would the estimated closing date of September 30 be moved up?

We expected the bankruptcy court to allow for an open bid period and the previously timeline allowed for this, so the approximate date of September 30 remains correct.

The bid period started on May 31 and will last 30 days. We anticipate that there may be competing bids, but we believe our proposed merger, which keeps the company and jobs intact, is the best option.

What does the news on illegal government subsidies given to Airbus mean for our merger money promised from Airbus and the plane deal in 2010/2013?

The subsidy issue has been a long, ongoing issue between our government and the European Union. The recent development means that the WTO (World Trade Organization) will become more involved in the debate. We don’t anticipate that the ongoing debate will change anything about our relationship with Airbus, who has been a great partner for many years.

If you sign up to receive current news and press release at americawest.com, they also notify you when America West files certain documents with the government. At times there are multiple documents filed each day and it would be nice if you could explain what they mean.

We know that people are wondering about the influx of filings, and many are due to requirements that surround merging companies. We’ve addressed the SEC filings in this week’s Plane Deal, so hopefully that will explain the reasoning behind all the filings. Briefly, we have limited leeway in the “description” of the document, but the Filing type may help you identify what the document will contain. (For example, “425” filings are merger-specific and many are employee documents.)

The US Airways pass travel policy and jumpseat rules are different from AWA’s. AFA expects that our current pass travel policy and jumpseat rules will not be diminished or changed because of this merger. Our contract protects our current pass travel and jumpseat rules. What is the company’s position on this issue?

We are researching the US Airways pass travel policy/jumpseat policy and we realize that there may be differences. At this time, we don’t know enough about how the differences in pass policies to reach any new policy decisions. Once again, this is one of those “too early to know” questions (seems like there are a lot of them, we know, but hang in there).

AWA and US Airways have ATSB loans that were awarded to us by the government following the events of 9/11. The merger proposal calls for a payment to the ATSB of $125 million. Does that pay down a portion of our loan? Does this affect the money built into the loan that applies to flight attendant raises and contract improvements?

We are working with the ATSB to determine whether or not the ATSB will support the merger. We are hopeful that they will support it and if so that likely would involve combining our outstanding loan balance (roughly $300 million) with US Airways balance (roughly $700 million) and developing a new payment timeline. At this point we simply don’t know how that negotiation

Weekly questions for week ending 6/3
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

would impact labor rates at either airline. As for the $125 million, since the ATSB negotiations are not complete, this issue is also yet to be determined.

What’s the difference between a code-share and an alliance?

Code-sharing is an agreement whereby one carrier’s two-letter designator code (e.g., HP for America West) is also displayed on a flight operated by another carrier. Consumers benefit by having a greater number of destinations and flight choices that can be conveniently booked through a single source. These agreements enable carriers to offer customers the convenience of a single ticket, advance seat assignment, one-stop check-in, baggage transfers, and coordinated connections. For example, America West and Hawaiian Airlines both code-share flights operated by the other carrier. This allows America West to market service to the Hawaiian islands while allowing Hawaiian Airlines to market service to the East Coast. Code-share agreements may also include frequent flyer and lounge benefits.

Alliances such as oneworld, STAR, etc. are much broader, multi-airline agreements. Global alliances are built on the underlying code-share agreements between the member carriers, but offer additional benefits such as more convenient check-in options, top-tier lounge access, fully reciprocal frequent flyer benefits, round-the-world fares, and priority baggage handling. Many carriers view membership in a global alliance as an increasingly important marketing tool for attracting and retaining business travelers. Of the world’s largest 25 airlines, 21 are currently members of a global alliance. However, maintaining membership in a global alliance is a much more expensive and complex proposition than a basic code-share agreement. To join an alliance, carriers must agree to comply with certain financial, operational and customer service prerequisites. In addition, the anchor member in each region of the world served by the alliance has veto power over which new airlines are allowed to join.

If an airline is part of a global alliance, i.e. STAR, then does that mean they have code-share benefits? If we become part of the STAR alliance and Air Canada is already part of that global alliance, why do we have to have a code-share?

Code-shares are the building blocks of Global Alliances—the alliance is built on top of underlying code-share agreements between the alliance members. To join an alliance such as STAR we would have to sign an alliance agreement with STAR and we would also sign several code-share agreements with individual STAR members—it’s a package deal. We might not code-share with all STAR members, say Varig Brazil for example, since we don’t have a lot of connecting cities that would benefit from a code-share. Air Canada and America West, however, have many overlapping cities so we would be more likely to codes-hare with them. Even if we don’t have a code-share agreement with one of the alliance members, we would still permit other STAR benefits such as interline fares, reciprocal frequent flyer benefits, and lounge access.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.